SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 9, 2017

On August 9, 2017, at 2:00 p.m., at the Company’s office located at Rua Lemos Monteiro, nº 120, 15º andar, São Paulo/SP, CEP 05501-050, the Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Chief Executive Officer, Fernando Musa, and Officers Gustavo Valverde, Pedro Freitas, Marcelo Arantes and Guilherme Furtado, in charge of Corporate Governance, and Everson Zaczuk Bassinello, in charge of Compliance, were also present.  The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, presided over the meeting, and Mrs. Marcella Menezes Fagundes acted as secretary. Before starting the works, the Chairman of the Board recorded the votes of welcome to the new elected Board Members and the votes of thanks to the replaced Board Members for their dedication and relevant contributions to the Company during the exercise of their positions. AGENDA: I) Subjects for deliberation: After due analysis of the Proposal for Deliberation (“PD”), a copy and related documentation of which were previously forwarded to the Board Members for cognizance, pursuant to the Internal Regulations of the Board of Directors, and shall remain duly filed at the Company’s headquarters, the following deliberation was approved by unanimous vote of the attendees, under the terms and conditions set out in the respective PD: (1) PD.CA/BAK-12/2017 – Rectification and ratification of PD.CA/BAK-03/2017: Definition of the delegation limits for the Executive Office of Braskem to take out loans or financing – item (i) of the PD.CA/BAK-03/2017 deliberation and respective item of the minutes of the Board of Directors’ Meeting held on January 9, 2017 were rectified and ratified, and therefore, the attendees authorized, for the fiscal year of 2017 or until the first Board Meeting that takes place in 2018, the limit per transaction for the Executive Office to take out loans or financing or contract capital market transactions, whose applicable laws and regulations do not require an authorization from the Board of Directors or the General Meeting, in Brazil or abroad, without the prior authorization from the Board of Directors, in the amount of (i) up to U$$ 250,000,000.00 for transactions expressed in foreign currency, and (ii) R$ 500,000,000.00 for transactions expressed in Brazilian currency (Reais); it being certain that the loans or financing taken over such period, in excess of (i) R$ 80,000,000.00 per transaction expressed in Reais, and (ii) U$$ 40,000,000.00 per transaction expressed in foreign currency must be informed to the Board of Directors

Headquarters-Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 9, 2017

through the Finance and Investments Committee; (2) Annual Consideration by the Company within Odeprev Plan – the amount of R$ 12,807,606.00 related to the Annual Installment referring to the fiscal year of 2016, payable in 2017, was approved; and (3) Managers’ Compensation – after consultation with the People and Organization Committee, the individualization of the Managers’ Compensation was rectified, observing the annual amounts approved by the Ordinary and Extraordinary General Meeting held on April 28, 2017. II) Subjects for Acknowledgement: Presentations/reporting were made by the respective individuals in charge, on the following subjects: (a) Braskem’s Results for the 2nd quarter of 2017, not yet reviewed by the auditors; (b) Update on the building of PP unit in the USA (“Delta Project”); (c) Update on the features of Braskem Trademark;  (d) Update on the Class Action; (e) Change in the CA Support Committees, which will be composed according to a document presented and initialed by the Board Members; and (f) Meetings of the Strategy and Communication Committee (CEC), held on August 3, 2017, as well as of the Finance and Investments Committee (CFI) and the People and Organization Committee (CPO), both held on this date.  III) Subjects of Interest to the Company: nothing to record IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the acting Chairman and by the Secretary of the Meeting. São Paulo, August 9, 2017. Signatures: Newton Sergio de Souza - Chairman; Marcella Menezes Fagundes – Secretary; Carla Gouveia Barretto; Ernani Filgueiras de Carvalho; Edson Chil Nobre; Fernando Reis Vianna Filho; Gesner José de Oliveira Filho; João Cox Neto; João Carlos Trigo de Loureiro; Luiz de Mendonça; Marcelo Lyrio; and Pedro Oliva Marcilio de Souza.

These minutes match the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.